Mail Stop 4720

November 18, 2009

Larry A. Frakes
President and Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
KYI – 9002
George Town, Grand Cayman
Cayman Islands

> **Re:** **United America Indemnity, Ltd.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed March 10, 2009**
> **File No. 000-50511**

Dear Mr. Frakes:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business

Reinsurance of Underwriting Risk, page 12

1. We note that two reinsurers, Munich Re America, Inc. and Swiss Reinsurance America Corp. represent the majority of your reinsurance agreements. Please disclose the material terms of these reinsurance agreements and file the agreements as exhibits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Premiums, page 65

2. We note your disclosure here that gross premiums written and net premiums written in your reinsurance operations declined for the same reason – the non-renewal of a treaty that did not meet profitability requirements. However, there is a significant discrepancy between the decline of gross premiums written and that of net premiums written. If the non-renewed treaty was a retrocessional agreement it would seem that the result would be higher net premiums written as your company would be ceding less of your reinsurance premiums written. Please revise your disclosure to remove this inconsistency.

Executive Compensation

3. We note from your Summary Compensation Table that there were changes in your named executive officers in the past year, including the addition of Messrs. McGeehan and Reynolds, and the removal of Messrs. Tate and March. Please revise to disclose the approval of salaries, employment agreements or other compensation for new named executive officers. We note that one of the activities of the Committee was to approve employment agreements and compensation packages for new named executive officers as stated on page 152.

Base Salary, page 150

4. We note your disclosure that you use peer group comparison in determining base salaries for your named executive officers. Please expand your disclosure to identify the companies belonging to the peer group and how you benchmark against those peer group companies.

5. Further, please explain how you use the factors you disclose, such as individual past performance, level and scope of responsibility and internal equity in adjusting base salaries.

Annual Cash Bonus Incentives, page 150

6. Your Compensation Discussion and Analysis does not disclose the individual or corporate objectives used to determine your executive officers' bonus payments. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:

     • The performance objectives;
     • Any minimum, target and maximum levels of achievement set for each objective; and
     • A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Finally, please confirm that you will discuss the achievement of the objectives in your 2009 proxy statement.

7. Further, while you discuss each of your named executive officers in this section, we note from the Summary Compensation Table that only two of those officers – Mr. McGeehan and Mr. Reynolds – were ultimately awarded cash bonuses. Please expand your disclosure to explain the factors considered in not awarding bonuses, and please confirm that in the future, to the extent that not all named executive officers receive bonuses, you will provide similar disclosure.

Long-term Incentives, page 150

8. We note your disclosure that equity incentive compensation awards vest based on, "attainment of performance goals." Please expand your disclosure to enumerate the goals set for each named executive officer, the vesting that may occur upon the achievement of each goal, and identify which of the goals have already been attained and triggered vesting events that resulted in the amounts listed in the Stock Awards and Option Awards columns of your Summary Compensation Table. Further, please disclose the terms of Messrs. Frakes and Reynold's employment agreements that you disclose dictate their equity ownership guidelines, and that resulted in the Stock Awards and Option Awards listed for each in the Summary Compensation Table.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Edward S. Best
        Philip J. Niehoff
        Mayer Brown LLP
        71 South Wacker Drive
        Chicago, Illinois 60606
        Fax: 312-706-8106